Exhibit 99.1

FF301 v Page 1 of 8 1.0.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 July 2022 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: KE Holdings Inc. Date Submitted: 04 August 2022 I. Movements in Authorised / Registered Share Capital 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02423 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 23,614,698,720 USD 0.00002 USD 472,293.97 Increase / decrease (-) 0 USD Balance at close of the month 23,614,698,720 USD 0.00002 USD 472,293.97 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02423 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 885,301,280 USD 0.00002 USD 17,706.03 Increase / decrease (-) 0 USD Balance at close of the month 885,301,280 USD 0.00002 USD 17,706.03 3. Type of shares WVR ordinary shares Class of shares Other class (specify in description) Listed on SEHK (Note 1) No Stock code 02423 Description Undesignated share

FF301 v Page 2 of 8 1.0.1 Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 500,000,000 USD 0.00002 USD 10,000 Increase / decrease (-) 0 USD Balance at close of the month 500,000,000 USD 0.00002 USD 10,000 Total authorised/registered share capital at the end of the month: USD 500,000 Remarks: The Company will convene an annual general meeting on August 12, 2022 to amend its Memorandum and Articles of Association such that the authorized share capital of the Company will consist of Class A ordinary shares and Class B ordinary shares only.

FF301 v Page 3 of 8 1.0.1 II. Movements in Issued Shares 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02423 Description Balance at close of preceding month 3,635,326,756 Increase / decrease (-) 0 Balance at close of the month 3,635,326,756 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02423 Description Balance at close of preceding month 157,894,050 Increase / decrease (-) 0 Balance at close of the month 157,894,050 Remarks: Opening and closing balances of Class A ordinary shares shown above are including 38,262,972 and 37,789,122 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans respectively.

FF301 v Page 4 of 8 1.0.1 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02423 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2018 Share Option Plan (adopted in August 2018 as amended from time to time) 56,271,867 Cancelled -4,189,473 Others -40,863 52,041,531 0 52,041,531 0 General Meeting approval date (if applicable) 2). 2020 Share Incentive Plan (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 0 0 0 252,974,168 General Meeting approval date (if applicable) Total A (WVR ordinary shares Class A): 0 Total funds raised during the month from exercise of options: USD 0.82 Remarks: 1) Others: -40,863 refers to 40,863 options being exercised. The exercise of 40,863 options was settled using the Class A ordinary shares registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans. (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

FF301 v Page 5 of 8 1.0.1 (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02423 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2020 Share Incentive Plan - Restricted Share Units (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 40,180,995 2). 2020 Share Incentive Plan - Restricted Shares (adopted in July 2020 and amended on 27 April 2022, as amended from time to time) 0 0 Total D (WVR ordinary shares Class A): 0 Remarks: As of July 31, 2022, 40,180,995 shares of the issuer may be issued pursuant to the restricted share units granted under 2020 Share Incentive Plan. 432,987 restricted share units granted under 2020 Share Incentive Plan were vested during the month. 951,192 restricted share units granted under 2020 Share Incentive Plan were cancelled during the month. (E). Other Movements in Issued Share Not applicable Total increase / decrease (-) in WVR ordinary shares Class A during the month (i.e. Total of A to E) 0

FF301 v Page 6 of 8 1.0.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 v Page 7 of 8 1.0.1 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Matthew Huaxia Zhao Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 v Page 8 of 8 1.0.1 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”